Exhibit 99.1

Richmond Brothers and Mark Ravich Announce Nomination of Two Highly-Qualified Candidates for Board of Rockwell Medical, Inc.

Believe Continual Strategic and Execution Failures and Weak Corporate Governance Have Led to Years of Underperformance at Rockwell

Company Has Failed to Monetize Promising Drugs Triferic and Calcitriol

Current Board and Management Have Ignored the Best Interests of Shareholders and Repeatedly Rebuffed Attempts at Constructive Dialogue

Mark Ravich and David Richmond Would Be Strong Voices in Support of Improved Corporate Governance, Communication with Shareholders and Drive for Increased Shareholder Value

JACKSON, MI and ST. LOUIS PARK, MN (March 2, 2017) – Richmond Brothers, Inc., a Michigan-based SEC registered investment advisor and wealth management firm that is the largest beneficial owner of Rockwell Medical, Inc. (NASDAQ: RMTI) (“Rockwell” or the “Company”), and Mark H. Ravich, who together with their affiliates beneficially own over 6.1 million shares, or 11.9% of the Company’s outstanding common stock, today announced the nomination of David S. Richmond and Mark H. Ravich for election to the Company’s Board of Directors (the “Board”) at the upcoming 2017 Annual Meeting of Shareholders (the “Annual Meeting”).

David S. Richmond, Chairman of Richmond Brothers, Inc., and Mark H. Ravich issued the following statement:

“As long-term holders of Rockwell Medical stock, we have been disappointed time and time again by the current Board and management’s repeated strategic failures and the poor corporate governance that we believe have plagued the Company for years.  We have made multiple attempts over several years to engage constructively with Rockwell to discuss improvements to the Company’s strategic approach, execution and corporate governance – but we have been repeatedly rebuffed.  Management and the Board have proven themselves to be strongly averse to shareholder friendly actions, have failed dismally to communicate with shareholders in a transparent and constructive manner and have been unable to effectively execute on strategies that would drive shareholder value.

The fact that the Company’s compensation plan was voted down by shareholders at the 2016 Annual Meeting, coupled with the nearly 11 million votes withheld from the director then running for reelection, demonstrates, in our view, shareholders’ frustration.  Unfortunately, management and the Board have failed to heed these signals of shareholder discontent and have persisted in running Rockwell as if it were a private company not accountable to the interests of public shareholders.

Furthermore, we believe that with the right strategy and proper execution, Rockwell has the potential to increase significantly in value, especially if its new FDA-approved iron maintenance drug Triferic becomes the standard of care iron maintenance therapy for hemodialysis patients.  In our view, the market does not yet understand Triferic’s opportunity worldwide for hemodialysis or the potential to develop Triferic as a platform drug for numerous other indications.  Based on a model focused on just the dialysis market in the U.S. alone (i.e. not even the best case scenario), a recent analyst note from Craig-Hallum Capital Group suggests:  ‘On a longer term basis, if Triferic advances towards a full commercial launch, we believe that revenue can exceed $300 million given the expected ramp in Triferic and Calcitriol.  Applying a 7x revenue multiple would produce a ~$42 stock price.’1

The following represent some of the strategic missteps and corporate governance issues that have plagued Rockwell in recent years:

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The Company has failed to monetize its promising drug candidates.  It has now been over two years since the approval of Triferic and more than three years since the approval of Calcitriol, the Company’s vitamin D drug, and Rockwell has failed to generate revenue from either.  We believe this clearly calls into question management’s strategy and competency to successfully build shareholder value.

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In the most recent example of this, in February 2017 the Company announced that once again it had failed to get FDA approval to manufacture Calcitriol (a drug that has already been approved) and would have to start that process over, which will cause a delay of at least four to six months.

o	Furthermore, the Company has not aggressively developed opportunities for licensing Triferic throughout the world or been sufficiently proactive in developing Triferic for other indications.

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Management has continually left investors in the dark.  Rockwell’s management has been running the Company in an opaque manner that makes it extremely difficult to recognize the Company’s true potential. They have never publicly defined the size of the markets of other indications for which Triferic can be used.  Additionally, they have failed to put forth a plan and timeline for achieving success in these markets.

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Rockwell has repeatedly disappointed investors with its performance.  Management has consistently disappointed its investor and analyst base through lack of performance, poor guidance and a lack of effective communications with its shareholders.  A good example of this was the Q4 2015 earnings conference call during which the Company announced without any advance modification to its guidance that it effectively priced Triferic out of the market in order to seek higher reimbursement.  Many analysts dropped their coverage of the Company at that time.

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The Company has been characterized by dismal corporate governance.  Leading proxy advisory firm ISS has assigned Rockwell a QualityScore of 10, the worst possible score on a scale of 1 to 10, indicating the highest governance risks. Some of the ways in which the incumbent directors have utilized the Company’s corporate machinery to insulate themselves from stockholders include the classified structure of the Board, requiring action by written consent to be unanimous unless the proposed action is pre-approved by the Board and permitting shareholders to call special meetings only upon the request of a majority of the outstanding shares. The Board’s apparent attempt to insulate itself appears to be working given that out of the Company’s five directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years. Meanwhile, ISS takes the position that tenure of more than nine years is considered to potentially compromise a director’s independence. These, and other governance shortcomings at Rockwell, have caused ISS to recommend a WITHHOLD vote with respect to Rockwell’s directors standing for reelection at its past two annual meetings.

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1 Craig-Hallum Capital Group LLC Research Note dated November 8, 2016.

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The Company suffers from poor compensation practices. Chairman and CEO Robert Chioini’s compensation is significantly above industry standards and he has been granted excessive short-dated stock options – taking advantage of the low stock price we believe he helped create – despite his poor performance.  While public shareholders were significantly diluted by the Company’s botched financing in 2013, Mr. Chioini has managed to more than make up for this dilution via his excessive option grants.  Shareholders rightfully defeated the Company’s compensation plan at the 2016 Annual Meeting – given that it lacked any merit-based structure and essentially rewarded management simply for occupying their positions – and the Company has operated without a compensation plan since May 2016.

Given this litany of issues, we believe that Rockwell is in desperate need of Board members who have the best interests of ALL of the Company’s shareholders at heart and who will be responsible stewards of shareholder value.  We believe fresh, independent voices at the Board level would disrupt the culture of entrenchment and inaction that has characterized the Company’s governance to date and would have the potential to lead to further Board refreshment in the future.  As large, long-term holders of Rockwell stock, we believe that we are very well-qualified to bring a truly shareholder-friendly perspective to the Company’s Board and push for the real change that is needed at the Company.

We would also note that because the Company did not disclose which class recently-appointed director Robin L. Smith belongs to, it is unclear at this time whether one or two Board seats are up for election at the upcoming Annual Meeting.  This ambiguity is yet another example of Rockwell’s failure to communicate transparently with shareholders.

Our nominees are:

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Mark H. Ravich – Mr. Ravich currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998.  He is also a director of Orchids Paper Products Company, (NYSEMKT:TIS), a national supplier of high quality consumer tissue products, where he serves as Chairman of its Governance Committee and a member of its Audit Committee.  Previously, from 1990 until its sale in 1998, Mr. Ravich served as the Chief Executive Officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO.  Mr. Ravich’s additional Board experience includes serving as a director on the boards of MR Instruments, Inc., and Dilon Technologies Inc., as well as a Board advisor to Scidera Inc.  From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects, and he currently serves as the chief manager of various real estate entities.  Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance.  We believe that Mr. Ravich’s prior board experience coupled with his financial expertise will make him a valuable addition to the Board.

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David S. Richmond – Mr. Richmond currently serves as the Chairman of Richmond Brothers, Inc., an SEC registered investment advisor and wealth management firm that he co-founded in 1994.  At Richmond Brothers, where Mr. Richmond also previously served as President, he handles strategic planning and is responsible for client investment planning, research, investment recommendations, allocations and implementation.  Mr. Richmond also served as a registered representative at various independent firms from 1992 to 2011.  He is a Chartered Financial Consultant (ChFC) and a Chartered Advisor in Philanthropy (CAP), and currently serves as a director of The Lingap Children’s Foundation, a 501(c)(3) organization focused on charitable efforts to help children in the Philippines.  Mr. Richmond earned his Master of Science in Financial Services (MSFS) from American College and graduated with a BBA from Michigan State University.  We believe that Mr. Richmond’s financial expertise and business acumen, along with his firm’s position as the largest shareholder of Rockwell Medical will make him a valuable addition to the Board and a true representative of shareholders’ best interests.”

About Richmond Brothers, Inc.

Richmond Brothers, Inc. is an SEC registered investment advisor and wealth management firm founded in 1994.

About Mark H. Ravich

Mark Ravich is a private investor and currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998.

Media Contact
Sloane & Company
Joe Germani / Jaimee Pavia, 212-486-9500
jgermani@sloanepr.com / jpavia@sloanepr.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Richmond Brothers, Inc. (“Richmond Brothers”) and Mark H. Ravich, together with the other participants named herein, intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of their slate of highly-qualified director nominees at the 2017 annual meeting of shareholders of Rockwell Medical, Inc., a Michigan corporation (the “Company”).

RICHMOND BROTHERS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are Norman J. Ravich Irrevocable Trust (“NJR Trust”), Norman and Sally Ravich Family Trust (“NSR Trust”), Alexander Coleman Ravich 1991 Irrevocable Trust (“ACR Trust”), Alyssa Danielle Ravich 1991 Irrevocable Trust (“ADR Trust”), Mark H. Ravich, Richmond Brothers, RBI Private Investment I, LLC (“RBI PI”), RBI PI Manager, LLC (“RBI Manager”), Richmond Brothers 401(k) Profit Sharing Plan (“RBI Plan”), David S. Richmond and Matthew J. Curfman.

As of the date hereof, NJR Trust beneficially owned 44,400 shares of common stock, no par value per share (the “Common Stock”). As of the date hereof, NSR Trust beneficially owned 18,500 shares of Common Stock, consisting of shares underlying certain call options. As of the date hereof, ACR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, ADR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, Mr. Ravich directly beneficially owned 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. Mr. Ravich, as the trustee of each of NJR Trust, NSR Trust, ACR Trust and ADR Trust, may be deemed to beneficially own the 112,900 shares beneficially owned in the aggregate by such trusts. As of the date hereof, 5,183,152 shares of Common Stock were held in certain accounts managed by Richmond Brothers (the “Separately Managed Accounts”). Richmond Brothers, as the investment advisor to the Separately Managed Accounts, may be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts. As of the date hereof, RBI PI beneficially owned 164,841 shares of Common Stock. RBI Manager, as the manager of RBI PI, may be deemed to beneficially own the 164,841 shares owned by RBI PI. As of the date hereof, RBI Plan beneficially owned 34,087 shares of Common Stock. As of the date hereof, Mr. Richmond beneficially owned directly 176,412 shares of Common Stock. Mr. Richmond, as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of RBI Plan, may also be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts, 164,841 shares owned by RBI PI and 34,087 Shares owned by RBI Plan. Mr. Richmond may also be deemed to beneficially own the 28,096 shares owned directly by his spouse, 147 shares owned directly by his daughter and 7 shares owned directly by his son. As of the date hereof, Mr. Curfman beneficially owned directly 40,684 shares of Common Stock. Mr. Curfman, as President of Richmond Brothers and a trustee of RBI Plan, may also be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts and 34,087 Shares owned by RBI Plan. Mr. Curfman may also be deemed to beneficially own the 34,385 shares owned directly by his spouse.